Exhibit 99.1

COSTAMARE INC.

Condensed Consolidated Balance Sheets

As of December 31, 2017 and June 30, 2018

(Expressed in thousands of U.S. dollars)

	December 31, 2017	June 30, 2018
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$178,986	$124,392
Restricted cash (Note 2)	7,238	5,199
Accounts receivable	1,324	1,329
Inventories (Note 5)	9,662	9,666
Due from related parties (Note 3)	5,273	2,506
Fair value of derivatives (Notes 18 and 19)	112	2,921
Insurance claims receivable	2,091	2,459
Prepaid lease rentals (Note 11)	8,752	8,752
Accrued charter revenue (Note 12)	185	-
Prepayments and other	5,697	5,484
Vessel held for sale (Note 6)	7,315	-
Total current assets	226,635	162,708
FIXED ASSETS, NET:
Capital leased assets (Note 11)	415,665	408,840
Vessels and advances, net (Note 6)	1,579,509	1,606,655
Total fixed assets, net	1,995,174	2,015,495
NON-CURRENT ASSETS:
Equity method investments (Notes 2 and 9)	161,897	172,388
Prepaid lease rentals, non-current (Note 11)	42,918	38,579
Accounts receivable, non-current (Note 3)	1,800	7,541
Deferred charges, net (Note 7)	15,429	23,239
Restricted cash (Note 2)	32,661	30,256
Fair value of derivatives, non-current (Notes 18 and 19)	4,358	6,791
Other non-current assets (Note 4)	9,426	9,676
Total assets	$2,490,298	$2,466,673
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$206,318	$137,101
Accounts payable	6,314	6,858
Due to related parties (Note 3)	203	155
Capital lease obligations, net (Note 11)	32,874	33,569
Accrued liabilities	10,755	11,214
Unearned revenue (Note 12)	15,310	13,687
Fair value of derivatives (Notes 18 and 19)	3,307	182
Other current liabilities	1,627	1,541
Total current liabilities	276,708	204,307
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	644,662	581,282
Capital lease obligations, net of current portion (Note 11)	339,332	322,410
Unearned revenue, net of current portion (Note 12)	11,057	7,717
Total non-current liabilities	995,051	911,409
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	-	-
Common stock (Note 14)	11	11
Additional paid-in capital (Note 14)	1,175,774	1,301,465
Retained earnings	43,723	42,778
Accumulated other comprehensive income/(loss) (Notes 18 and 20)	(969)	6,703
Total stockholders’ equity	1,218,539	1,350,957
Total liabilities and stockholders’ equity	$2,490,298	$2,466,673

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

1

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Income

For the six-month period ended June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the six-month period ended June 30,
	2017	2018
REVENUES:
Voyage revenue	$210,541	$183,331
EXPENSES:
Voyage expenses	(1,573)	(3,037)
Voyage expenses-related parties (Note 3)	(1,579)	(1,588)
Vessels’ operating expenses	(50,847)	(52,842)
General and administrative expenses	(1,554)	(1,535)
General and administrative expenses – related parties (Note 3)	(3,328)	(3,377)
Management fees-related parties (Note 3)	(9,387)	(9,551)
Amortization of dry-docking and special survey costs (Note 7)	(3,911)	(3,358)
Depreciation (Notes 6, 11 and 20)	(48,515)	(45,963)
Amortization of prepaid lease rentals, net (Notes 11 and 12)	(4,320)	(4,041)
Loss on sale / disposal of vessels, net (Note 6)	(3,638)	(861)
Loss on vessel held for sale (Note 6)	(2,732)	-
Foreign exchange gains / (losses), net	31	(18)
Operating income	79,188	57,160
OTHER INCOME / (EXPENSES):
Interest income	1,116	1,878
Interest and finance costs (Note 16)	(35,338)	(29,378)
Swaps’ breakage cost (Note 18)	-	(1,234)
Equity gain on investments (Note 9)	887	5,199
Other, net	606	95
Loss on derivative instruments, net (Note 18)	(396)	(253)
Total other expenses	(33,125)	(23,693)
Net Income	$46,063	$33,467
Earnings allocated to Preferred Stock (Note 15)	(10,473)	(14,782)
Net income available to Common Stockholders	35,590	18,685
Earnings per common share, basic and diluted (Note 15)	$0.38	$0.17
Weighted average number of shares, basic and diluted	93,851,789	109,340,800

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

2

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the six-month period ended June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2017	2018
Net income for the period	$46,063	$33,467
Other comprehensive income:
Unrealized gain on cash flow hedges, net (Notes 18 and 20)	5,095	7,646
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 10 and 20)	-	(5)
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	31	31
Other comprehensive income for the period	$5,126	$7,672
Total comprehensive income for the period	$51,189	$41,139

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

3

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

For the six-month period ended June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total
BALANCE, January 1, 2017	-	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	90,424,881	$9	$1,057,423	$(14,424)	$31,416	$1,074,424
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	46,063	46,063
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	-	-	15,565,567	1	105,037	-	-	105,038
- Issuance of common stock-expenses (Notes 3 and 14)	-	-	-	-	-	-	-	-	-	-	(312)	-	-	(312)
- Dividends - Common stock	-	-	-	-	-	-	-	-	-	-	-	-	(18,202)	(18,202)
- Dividends - Preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	(10,532)	(10,532)
- Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	5,126	-	5,126
BALANCE, June 30, 2017	-	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	105,990,448	$10	$1,162,148	$(9,298)	$48,745	$1,201,605

BALANCE, January 1, 2018	-	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	108,205,985	$11	$1,175,774	$(969)	$43,723	$1,218,539
- Net income	-	-	-	-	-	-	-	-	-	-	-	-	33,467	33,467
- Preferred stock Series E issuance (Note 14)	4,600,000	-	-	-	-	-	-	-	-	-	111,614	-	-	111,614
- Preferred stock Series E expenses (Note 14)	-	-	-	-	-	-	-	-	-	-	(390)	-	-	(390)
- Issuance of common stock (Notes 3 and 14)	-	-	-	-	-	-	-	-	2,173,365	-	14,467	-	-	14,467
- Dividends - Common stock	-	-	-	-	-	-	-	-	-	-	-	-	(21,754)	(21,754)
- Dividends - Preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	(12,658)	(12,658)
- Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	7,672	-	7,672
BALANCE, June 30, 2018	4,600,000	$-	4,000,000	$-	4,000,000	$-	2,000,000	$-	110,379,350	$11	$1,301,465	$6,703	$42,778	$1,350,957

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

4

COSTAMARE INC.

Unaudited Condensed Consolidated Statements of Cash Flows

For the six-month period ended June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2017	2018
Cash Flows From Operating Activities:
Net income:	$46,063	$33,467
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	48,515	45,963
Amortization of debt discount	(348)	(379)
Amortization of prepaid lease rentals, net	4,320	4,041
Amortization and write-off of financing costs	1,068	1,296
Amortization of deferred dry-docking and special survey costs	3,911	3,358
Equity based payments	2,078	2,127
Net settlements on interest rate swaps qualifying for cash flow hedge	-	(5)
Gain on derivative instruments, net	(1,229)	(61)
Loss on sale / disposal of vessels, net	3,638	861
Loss on vessel held for sale	2,732	-
Equity gain on investments	(887)	(5,199)
Dividend from equity method investees	60	-
Changes in operating assets and liabilities:
Accounts receivable	(695)	(5,746)
Due from related parties	(481)	2,767
Inventories	1,055	(4)
Insurance claims receivable	(436)	(538)
Prepayments and other	(93)	323
Accounts payable	794	544
Due to related parties	27	(48)
Accrued liabilities	(1,243)	(71)
Unearned revenue	(2,781)	(913)
Other current liabilities	(58)	(86)
Dry-dockings	(1,802)	(11,168)
Accrued charter revenue	(5,599)	(3,567)
Net Cash provided by Operating Activities	98,609	66,962
Cash Flows From Investing Activities:
Equity method investments	(7,046)	(5,292)
Return of equity method investment	210	-
Proceeds from the settlement of insurance claims	600	170
Vessel acquisitions and advances / Additions to vessel cost	(54,523)	(66,253)
Proceeds from the sale of vessels, net	9,942	6,454
Net Cash used in Investing Activities	(50,817)	(64,921)
Cash Flows From Financing Activities:
Offering proceeds, net of related expenses	91,675	111,224
Proceeds from long-term debt and capital leases	41,600	233,000
Repayment of long-term debt and capital leases	(134,756)	(381,167)
Payment of financing costs	(1,147)	(2,063)
Dividends paid	(17,762)	(22,073)
Net Cash used in Financing Activities	(20,390)	(61,079)
Net increase / (decrease) in cash, cash equivalents and restricted cash	27,402	(59,038)
Cash, cash equivalents and restricted cash at beginning of the period	210,563	218,885
Cash, cash equivalents and restricted cash at end of the period	$237,965	$159,847
Supplemental Cash Flow Information:
Cash paid during the period for interest	$27,923	$26,933
Non-Cash Financing Activities:
Dividend reinvested in common stock of the Company	$10,972	$12,339

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

5

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). On March 27, 2012, October 19, 2012, December 5, 2016 and May 31, 2017, the Company completed four follow-on public offerings in the United States under the Securities Act and issued 7,500,000 common shares, 7,000,000 common shares, 12,000,000 common shares and 13,500,000 common shares, respectively, par value $0.0001, at a public offering price of $14.10 per share, $14.00 per share, $6.00 per share and $7.10 per share, respectively. During 2015, the Company issued 448,800 shares to Costamare Shipping Company S.A. and 149,600 to Costamare Shipping Services Ltd. (Note 3). During 2016, the Company issued 598,400 shares, in aggregate, to Costamare Shipping Services Ltd. (Note 3). Additionally, during the year ended December 31, 2017, the Company issued 598,400 shares to Costamare Shipping Services Ltd. and another 299,200 shares during the six-month period ended June 30, 2018. On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). As of June 30, 2018, under the Plan, the Company has issued to its common stockholders 7,984,950 shares, in aggregate. As at June 30, 2018, the aggregate issued share capital was 110,379,350 common shares. At June 30, 2018, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 55.5% of the outstanding common shares, in the aggregate. Furthermore, (i) on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (ii) on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share, (iii) on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share and (iv) on January 30, 2018, the Company completed a public offering of 4,600,000 shares of its 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”), par value $0.0001, at a public offering price of $25.00 per share.

As of December 31, 2017 and June 30, 2018, the Company owned and/or operated a fleet of 53 and 54 container vessels, respectively, with a total carrying capacity of approximately 316,307 and 315,065 twenty-foot equivalent units (“TEU”), through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators under long-, medium- and short-term time charters.

At June 30, 2018, Costamare had 78 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except five incorporated in the Republic of the Marshall Islands.

Revenues for the six-month period ended June 30, 2017 and 2018, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2017	2018
A	29%	28%
B	29%	28%
C	16%	11%
D	20%	23%
Total	94%	90%

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on February 27, 2018.

6

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

These unaudited interim consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2018, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2018.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2017. There have been no material changes to these policies in the six-month period ended June 30, 2018, except for as discussed below:

Adoption of new accounting standards:

Revenue from Contracts with Customers (Topic 606): On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers" and the related amendments ("ASC 606" or "the new revenue standard") using the modified retrospective method. Under the new guidance, there is a five-step model to apply to revenue recognition. The five-steps consist of: (1) determination of whether a contract, an agreement between two or more parties that creates legally enforceable rights and obligations, exists; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when (or as) the performance obligation is satisfied. As a result of the adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018 since the Company has chartered its vessels under time charter agreements, and in this respect, revenue is accounted for under the leases standard. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and improvements to Financial Instruments-Overall (Subtopic 825-10), which relates to technical corrections and improvements related to Update 2016-01 to increase stakeholders’ awareness of the amendments and to expedite the improvements. The amendments in this Update include items brought to the Board’s attention by stakeholders and clarify certain aspects of the guidance issued in Update 2016-01. The amendment clarifies, among others, that an entity measuring an equity security using the measurement alternative in paragraph 321-10-35-2, may change its measurement approach to a fair value method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issuer. Once an entity makes this election, the entity should measure all future purchases of identical or similar investments of the same issuer using a fair value method in accordance with Topic 820. In addition the amendment clarifies that when an observable transaction occurs for a similar security, the adjustments made under the measurement alternative are intended to reflect the fair value of the security as of the date that the observable transaction for a similar security took place. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01—Financial Instruments—Overall (Subtopic 825-10), which includes the requirement for all equity investments (other than those accounted for under the equity method of accounting, those that result in consolidation of the investee or those without readily determinable fair value for which qualitative assessment does not indicate impairment) to be measured at fair value with changes in the fair value recognized through net income. The Update simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at fair value. This Update is effective for all entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is not permitted. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

7

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

In August 2016, the FASB issued ASU No. 2016-15—Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of any corporate-owned life insurance policy (“COLI”) (including any bank-owned life insurance policy (“BOLI”)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period, however early adoption is permitted. In order to conform with the current period presentation, the Company presented comparatives as required by the new ASU. During the six-month period ended June 30, 2017 and 2018, the amounts of $600 and $170, respectively, represent proceeds from settlements of insurance claims regarding hull and machinery and thus have been reclassified from Cash flows from operating activities to Cash flows from investing activities. During the six-month period ended June 30, 2017 and 2018, the amounts of $60 and nil, respectively, represent return on investment from equity method investees and thus have been reclassified from Cash flows from investing activities to Cash flows from operating activities.

In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230)—Restricted Cash, which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period; however early adoption is permitted. Starting January 1, 2018, the Company presents cash, cash equivalents and restricted cash in the statement of cash flows as required by Topic 230, ASU 2016-18. In order to conform with the current period presentation, the Company presented comparatives as required by the new ASU. A reconciliation of the cash, cash equivalents and restricted cash is presented in the table below:

	For the six-month period ended June 30,
	2017	2018
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	195,023	124,392
Restricted cash – current portion	6,462	5,199
Restricted cash – non-current portion	36,480	30,256
Total cash, cash equivalents and restricted cash	$237,965	$159,847

In January 2017, the FASB issued ASU 2017-01 - Business Combinations (Topic 805) to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This Update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements.

8

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

In March 2018, the FASB issued ASU 2018-04 to supersede SEC paragraphs in ASC 320, Investments – Debt Securities, as a result of the issuance of SEC Staff Accounting Bulletin (SAB) 117. The adoption of this amendment (which follows the adoption of ASU 2016-01) did not have a material effect on the Company’s consolidated financial statements.

New Accounting Pronouncements - Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02—Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. In addition, in July 2018, the FASB issued ASU No. 2018-11—Leases (ASC 842), which approved targeted improvements to the accounting standards and provides for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.  The Company intends to apply the alternative transition method and intends to elect the practical expedient for lessors for presentation purposes, upon adoption of ASC 842-Leases. The Company is analyzing the impact of the adoption of these new pronouncements on its consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting.

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Company’s consolidated financial position and performance.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): Part I. Accounting for Certain Financial Instruments with Down Round Features; Part II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception, (ASU 2017-11). Part I of this Update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this Update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable non-controlling interests. The amendments in Part II of this Update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718): ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. For public business entities, the amendments in ASU 2018-07 are effective for annual periods beginning after 15 December 2018, and interim periods within those annual periods. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

9

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

In July 2018, the FASB issued ASU 2018-10, Codification Improvements to (Topic 842) - Leases: ASU 2018-10 affects narrow aspects of the guidance issued in the amendments in Update 2016-02. The amendments in this Update related to transition, do not include amendments from proposed ASU, Leases (Topic 842): Targeted Improvements, specific to a new and optional transition method to adopt the new lease requirements in Update 2016-02. That additional transition method will be issued as part of a forthcoming and separate Update that will result in additional amendments to transition paragraphs included in this Update to conform with the additional transition method. Management is in the process of assessing the impact of the amendment of this Update on the Company’s consolidated financial statements.

3. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company’s Chairman and Chief Executive Officer. Costamare Shipping provides the Company with general administrative services and certain commercial services. Costamare Shipping is not part of the consolidated group of the Company.

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. (“Shanghai Costamare”), or through or together with third party sub-managers, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in respect of the Company’s containerships in exchange for a daily fee for each containership.

On November 2, 2015, the Company entered into a Framework Agreement with Costamare Shipping (the “Framework Agreement”) and its vessel-owning subsidiaries entered into a Services Agreement with Costamare Services (the “Services Agreement”), a company controlled by the Company’s Chairman and Chief Executive Officer and members of his family. Costamare Services is not part of the consolidated group of the Company.

On November 27, 2015, the Company amended and restated the Registration Rights Agreement entered into in connection with the Company’s Initial Public Offering, to extend registration rights to Costamare Shipping and Costamare Services each of which have received or may receive shares of its common stock as fee compensation.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each containership which is not subject to a bareboat charter a daily fee of $0.956 since January 1, 2015, and for any containership subject to a bareboat charter a daily fee of $0.478 since January 1, 2015, in each case prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company’s fleet and (iv) an annual fee of $2,500 and 598,400 shares as noted above. Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

After the initial term of the Framework Agreement and the Services Agreement, which expired on December 31, 2015, the Company is able to terminate both agreements, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the “Co-operation Agreement”) with third-party ship managers V.Ships Greece Ltd. (“V.Ships Greece”), pursuant to which the two companies established a ship management cell (the “Cell”) under V.Ships Greece. Since April 2013, the Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company’s container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee.

The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping (i) prior to November 2, 2015, under the Group Management Agreement, and (ii) since November 2, 2015, under the Framework Agreement. As at June 30, 2018, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 22 of Costamare’s vessels.

10

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Management fees charged by Costamare Shipping in the six-month period ended June 30, 2017 and 2018, amounted to $9,387 and $9,551, respectively and are separately reflected as Management fees-related parties in the accompanying consolidated statements of income. In addition, Costamare Shipping and Costamare Services as from November 2, 2015, charged (i) $1,367 for the six-month period ended June 30, 2018 ($1,579 for the six-month period ended June 30, 2017), representing a fee of 0.75% on all gross revenues, as provided in the Group Management Agreement and from November 2, 2015, the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statement of income, (ii) $1,250, which is included in General and administrative expenses – related parties in the accompanying consolidated statement of income for the six-month period ended June 30, 2018 ($1,250 for the six-month period ended June 30, 2017) and (iii) $2,127 representing the fair value of 299,200 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statement of income for the six-month period ended June 30, 2018 ($2,078 for the six-month period ended June 30, 2017). Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided with the amount of $1,575 and $1,725 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying 2018 and 2017 consolidated balance sheets, respectively.

During the six-month period ended June 30, 2017 and 2018, Costamare Shipping charged in aggregate to the companies established pursuant to the Framework Deed (Notes 8 and 9) the amounts of $2,176 and $3,592, respectively, for services provided in accordance with the respective management agreements.

The balance due from Costamare Shipping at December 31, 2017 and June 30, 2018, amounted to $5,273 and $2,506, respectively, and is included in Due from related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2017 and June 30, 2018, amounted to $203 and $155, respectively, and is reflected as Due to related parties in the accompanying consolidated balance sheets.

(b) Shanghai Costamare Ship Management Co., Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company’s Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare’s General Manager. Shanghai Costamare is a company incorporated in the People’s Republic of China. Shanghai Costamare is not part of the consolidated group of the Company. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company’s vessels, have been subcontracted from Costamare Shipping to Shanghai Costamare. As of June 30, 2018, Shanghai Costamare provided such services to 14 (14 as of December 31, 2017) of the Company’s containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2017 and June 30, 2018.

(c) Blue Net Chartering GmbH & Co. KG (“Blue Net”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, Blue Net, a company 50% owned (indirectly) by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all vessels under its management (including vessels owned by the Company). Blue Net provides exclusive charter brokerage services to containership owners. Each vessel-owning subsidiary pays a fee of Euro13,074 for the year ending December 31, 2018 in respect of its vessel prorated for the calendar days of ownership (including as disponent owner under bareboat charter agreement) provided that the fee shall be Euro1,644 in respect of vessels which are chartered on January 1, 2018 for the duration of their current charter. During the six-month period ended June 30, 2018, Costamare Shipping charged the shipowning companies $221, pursuant to its agreement with Blue Net, which is included in Voyage expenses – related parties in the consolidated statement of income for the six-month period ended June 30, 2018.

4. Other Non-Current Assets:

As of July 16, 2014, Zim Integrated Services (“Zim”) and its creditors, including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, entered into definitive documentation to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim’s equity and $8,229 aggregate principal amount of unsecured interest-bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off in 2014.

11

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The Company accounts on a quarterly basis, for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the six-month period ended June 30, 2018, the Company recorded $379 in relation to their fair value unwinding ($348 for the six-month period ended June 30, 2017), which is included in “Interest income” in the consolidated statement of income. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. During the year ended December 31, 2016, the Company received $46 capital redemption of the Series 1 Notes, reducing the principal to $1,406. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at June 30, 2018, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. As of June 30, 2018, the Company has assessed for other than temporary impairment of its investment in Series 1 and Series 2 Notes and has concluded that no impairment should be recorded.

The Zim equity securities are carried at cost less impairment. No dividends have been received from Zim since July 16, 2014. As of June 30, 2018, the Company has qualitatively assessed for impairment of its investment in equity securities in Zim and has concluded that no impairment should be recorded.

5. Inventories:

Inventories of $9,662 and $9,666 in the accompanying balance sheets at December 31, 2017 and June 30, 2018, respectively, relate to bunkers, lubricants and spare parts.

6. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2018	$2,595,768	$(1,016,259)	$1,579,509
Depreciation	-	(39,107)	(39,107)
Vessel acquisitions, advances and other vessels’ costs	66,253	-	66,253
Balance, June 30, 2018	$2,662,021	$(1,055,366)	$1,606,655

During the six-month period ended June 30, 2018, the Company acquired two 2008-built 1,300 TEU secondhand containerships, Michigan and Trader.

In May 2018, the Company ordered from a shipyard five newbuild vessels, each of approximately 12,690 TEU capacity. The five newbuild vessels are expected to be delivered between the second quarter of 2020 and the second quarter of 2021, and upon delivery, they will commence a ten-year time charter with their charterers.

In June 2018, the Company agreed to purchase two 2013-built, 4,957 TEU containerships, the Megalopolis and the Marathopolis, respectively. Both vessels delivered in July 2018 (Note 21 (c)) and upon their delivery, they commenced their charters.

During the year ended December 31, 2017, the Company acquired the 2014-built, 4,957 TEU secondhand containerships Leonidio and the Kyparissia, the 2005-built, 7,471 TEU secondhand containership Maersk Kowloon and the 2005-built, 2,556 TEU secondhand containership CMA CGM L’Etoile.

On June 19, 2017, the Company entered into two financing agreements with a financial institution for Leonidio and Kyparissia (Note 11).

12

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the six-month period ended June 30, 2017, the Company sold for scrap the container vessel Marina at a price of $4,670, delivered to its scrap buyers the container vessel Romanos (ex. MSC Romanos) and recognized a loss of $3,638 in aggregate, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying 2017 consolidated statement of income. On December 29, 2017, the Company decided to make arrangements to sell the vessel Itea. At that date, the Company concluded that all the criteria required by the relevant accounting standard, ASC 360-10-45-9, for the classification of the vessel Itea as “held for sale” were met. As at December 31, 2017, the amount of $7,315, separately reflected in Vessel held for sale in the consolidated balance sheet, represents the fair market value of the vessel based on the vessel’s estimated sale price, net of commissions (Level 2 inputs of the fair value hierarchy). The difference between the estimated fair value less cost to sell the vessel and the vessel’s carrying value (including the unamortized balance of its dry-docking cost), amounting to $2,379, was recorded in the year ended December 31, 2017. During the six-month period ended June 30, 2018 the Company sold for scrap the vessel Itea and recognized a loss of $861, which is separately reflected in Loss on sale / disposal of vessels, net in the accompanying consolidated statement of income for the six-month period ended June 30, 2018.

Forty-four of the Company’s vessels, with a total carrying value of $1,537,182 as of June 30, 2018, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the seven vessels under the sale and leaseback transaction described in Note 11 and three unencumbered vessels.

7. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Dry-docking and Special Survey Costs
Balance, January 1, 2018	$15,429
Additions	11,168
Amortization	(3,358)
Balance, June 30, 2018	$23,239

During the six-month period ended June 30, 2018, 11 vessels underwent and completed their special surveys. During the six-month period ended June 30, 2017, three vessels underwent and completed their special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. (“Costamare Ventures”), entered into a Framework Deed (the “Framework Deed”) with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) to invest jointly in the acquisition and construction of container vessels. Under the Framework Deed, the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.

The Framework Deed was amended and restated by an Amendment and Restatement Deed dated May 18, 2015 (the “Restated Framework Deed”). Pursuant to the Restated Framework Deed, there is no minimum and maximum amount to be invested by Costamare Ventures or York, both Costamare Ventures and York can invest between 25% and 75% in the equity of the entities formed under the Restated Framework Deed, the commitment period has been extended up to May 18, 2020 and the termination of the Restated Framework Deed will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.

On termination and on the occurrence of certain extraordinary events, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides ship management and administrative services to the vessels acquired under the Framework Deed, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare.

As at June 30, 2018, the Company holds a range of 25% to 49% of the capital stock of eighteen jointly-owned companies formed pursuant to the Restated Framework Deed with York (Note 9). The Company accounts for the entities formed under the Restated Framework Deed as equity investments.

13

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

9. Equity Method Investments:

The companies accounted for as equity method investments, all of which are incorporated in the Marshall Islands, are as follows:

Entity	Vessel/Hull	Participation % June 30, 2018	Date Established /Acquired

Steadman Maritime Co.	Ensenada	49%	July 1, 2013
Marchant Maritime Co.	Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Goodway Maritime Co.	Monemvasia	49%	September 22, 2015
Kemp Maritime Co.	Cape Akritas	49%	June 6, 2013
Hyde Maritime Co.	Cape Tainaro	49%	June 6, 2013
Skerrett Maritime Co.	Cape Artemisio	49%	December 23, 2013
Ainsley Maritime Co.	Cape Kortia	25%	June 25, 2013
Ambrose Maritime Co.	Cape Sounio	25%	June 25, 2013
Benedict Maritime Co.	Triton	40%	October 16, 2013
Bertrand Maritime Co.	Titan	40%	October 16, 2013
Beardmore Maritime Co.	Talos	40%	December 23, 2013
Schofield Maritime Co.	Taurus	40%	December 23, 2013
Fairbank Maritime Co.	Theseus	40%	December 23, 2013
Platt Maritime Co.	Polar Argentina	49%	May 18, 2015
Sykes Maritime Co.	Polar Brasil	49%	May 18, 2015

During the six-month period ended June 30, 2018, Costamare Ventures contributed $417 in aggregate to the equity of Steadman Maritime Co. and Horton Maritime Co. During the year ended December 31, 2017, Costamare Ventures contributed $1,428 in aggregate to the equity of Steadman Maritime Co., Horton Maritime Co. and Marchant Maritime Co.

During the year ended December 31, 2017, Costamare Ventures contributed $3,449, in the aggregate, to the equity of Kemp Maritime Co. and Hyde Maritime Co.

During the year ended December 31, 2017, Costamare Ventures contributed $498, in the aggregate, to the equity of Ainsley Maritime Co. and Ambrose Maritime Co. and received $1,250 in aggregate, in the form of a special dividend.

During the year ended December 31, 2017, the Company received $2,980, in aggregate, from Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., in the form of special dividend.

In April 2017, Skerrett Maritime Co., signed a loan agreement with a bank for an amount up to $44,000, to partly finance the construction cost of Cape Artemisio which was delivered from the shipyard in May 2017. The Company, Costamare Ventures and York through its affiliate Bluebird Holdings L.P., participate as corporate guarantors (Note 13 (c)). During the year ended December 31, 2017 Costamare Ventures contributed $798, in the aggregate, to the equity of Geyer Maritime Co. and $1,964 to the equity of Skerrett Maritime Co.

During the six-month period ended June 30, 2018, the Company contributed, in the aggregate, the amount of $4,875 to Platt Maritime Co. and Sykes Maritime Co. During the year ended December 31, 2017, Costamare Ventures contributed $1,753, in the aggregate, to the equity of Platt Maritime Co. and Sykes Maritime Co.

For the six-month period ended June 30, 2017 and 2018, the Company recorded net gains of $887 and $5,199, respectively, on equity method investments, which are separately reflected as Equity gain on investments in the accompanying consolidated statements of income.

14

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The summarized combined financial information of the companies accounted for as equity method investment is as follows:

	December 31, 2017	June 30, 2018
Non-current assets	$1,069,449	$1,139,292
Current assets	62,170	74,873
Total assets	$1,131,619	$1,214,165

Current liabilities	$55,455	$58,578

	Six-month period ended June 30,
	2017	2018
Voyage revenue	55,065	76,113
Net income	$2,721	$12,865

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2017	June 30, 2018
A.	Credit Facility		$299,837	$-
B.	Term Loans:
	1.	Mas Shipping Co.	13,125	11,125
	2.	Montes Shipping Co. and Kelsen Shipping Co.	42,000	37,000
	3.	Costamare Inc.	25,725	22,575
	4.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	162,983	155,343
	5.	Raymond Shipping Co. and Terance Shipping Co.	105,050	99,592
	6.	Costamare Inc.	37,697	32,267
	7.	Uriza Shipping S.A.	32,500	30,333
	8.	Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation	93,000	81,000
	9.	Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A.	24,480	22,880
	10.	Nerida Shipping Co.	17,175	16,275
	11.	Costamare Inc.	-	213,677
		Total Term-loans	553,735	722,067
		Total long-term debt	$853,572	$722,067
		Less: Deferred financing costs	(2,592)	(3,684)
		Total long-term debt, net	850,980	718,383
		Less: Long-term debt current portion	(207,516)	(138,875)
		Add: Deferred financing costs, current portion	1,198	1,774
		Total long-term debt, non-current, net	$644,662	$581,282

A. Credit Facility: In July 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the “Facility”) for general corporate and working capital purposes. The Facility bore interest at the 3, 6, 9 or 12 months (at the Company’s option) LIBOR plus margin.

On September 28, 2016, the Company entered into a ninth supplemental agreement, which extended the Facility maturity date to June 30, 2021, waived the security requirement covenant of the principal agreement and mortgaged four additional vessels in favor of the lending banks. Following the sale of Mandraki and Mykonos, the Company prepaid the amounts of $9,388 and $9,326 on August 16, 2017 and September 14, 2017, respectively.

During the six-month period ended June 30, 2018, the Company partially refinanced the outstanding loan amount of $299,837 under the original 2008 Credit Facility with a new loan facility (Note 10.B.11) and fully prepaid the loan.

15

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

B. Term Loans:

1. In January 2008, Mas Shipping Co., a wholly-owned subsidiary of the Company, entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of the vessel Maersk Kokura. On August 3, 2017, the Company prepaid the amount of $1,000 on the then outstanding balance. On February 16, 2018, Mas Shipping Co., entered into a supplemental agreement with the bank pursuant to which Mas Shipping Co. repaid $1,000 in February 2018 and the bank agreed to extend the maturity of the loan until February 2019. As at June 30, 2018, the outstanding balance of the loan of $11,125 is repayable in 3 equal quarterly installments of $1,000 each from August 2018 to February 2019, and a balloon payment of $8,125 payable together with the last installment.

2. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. On January 27, 2016, both companies (each a subsidiary of the Company) entered into a supplemental agreement with the bank in order to extend the repayment of the then outstanding loan amount of $66,000 and amend the repayment schedule. On June 19, 2017, the Company prepaid $6,000 on the then outstanding balance. As at June 30, 2018, the outstanding balance of the loan of $37,000 is repayable in 5 consecutive semi-annual installments of $5,000 each from December 2018 until December 2020 and a balloon payment of $12,000 payable together with the last installment.

3. In November 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. Up to May 25, 2012, the Company had drawn the amount of $38,500 (Tranche A), the amount of $42,000 (Tranche B), the amount of $21,000 (Tranche C), the amount of $7,470 (Tranche D) and the amount of $7,470 (Tranche E) under this term loan agreement in order to finance part of the acquisition cost of the vessels MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni and MSC Itea, respectively. As at June 30, 2018, the outstanding balance of the Tranche (B) of the loan of $14,700 is repayable in 6 equal quarterly installments of $1,050 from July 2018 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at June 30, 2018, the outstanding balance of the Tranche (C) of the loan of $7,875 is repayable in 7 equal quarterly installments of $525 from August 2018 to February 2020 and a balloon payment of $4,200 payable together with the last installment. As at June 30, 2018, Tranches A, D and E of the loan have been fully repaid.

4. In August 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the construction cost of their respective vessels. The facility has been drawn down in three tranches. As at June 30, 2018, the aggregate outstanding balance of tranches (a) and (b) of $101,864 relating to the Valor and the Valiant is each repayable in 8 equal quarterly installments for each tranche of $1,273.4 from July 2018 to June 2020 and a balloon payment for each tranche of $40,744.8 payable together with the last installment. As at June 30, 2018, the outstanding balance of the tranche (c) of $53,479 relating to the Vantage is repayable in 10 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from August 2018 to November 2020.

5. In October 2011, Raymond Shipping Co. and Terance Shipping Co., wholly-owned subsidiaries of the Company, concluded a credit facility with a consortium of banks, as joint and several borrowers, for an amount of up to $152,800 to finance part of the acquisition cost of their respective vessels. As at June 30, 2018, the outstanding balance of the tranche (a) of $49,114 relating to the Value is repayable in 8 equal quarterly installments of $1,364.3 from September 2018 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at June 30, 2018, the outstanding balance of tranche (b) of the loan of $50,478 relating to the Valence is repayable in 9 equal quarterly installments of $1,364.3 from August 2018 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.

6. In October 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. The Company repaid in July 2016 the amount of $3,835 due to the sale of the container vessel Karmen and in February 2017 the amount of $4,918 due to the sale of the container vessel Marina. As at June 30, 2018, the outstanding balance of $32,267 is repayable in 2 equal quarterly installments of $2,715 from September 2018 to December 2018 and a balloon payment of $26,837 payable together with the last installment.

7. On May 6, 2016, Uriza Shipping S.A., entered into a loan agreement with a bank for an amount of up to $39,000 for general corporate purposes. On May 11, 2016 the Company drew the amount of $39,000. As of June 30, 2018, the outstanding balance of $30,333 is repayable in 12 equal quarterly installments of $1,083.3, from August 2018 to May 2021 and a balloon payment of $17,333.3 payable together with the last installment.

16

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

8. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. On August 10, 2016, Costis Maritime Corporation, Christos Maritime Corporation and Capetanissa Maritime Corporation entered into a loan agreement with a bank in order to extend the repayment and amend the repayment profile of the then outstanding loans in the amounts of $116,500 in aggregate. On July 21, 2017, the Company prepaid the amount of $4,000 and on June 26, 2018, the Company prepaid $4,000. As of June 30, 2018, the outstanding balance of $81,000 is repayable in 12 equal quarterly installments of $3,125, from November 2018 to August 2021 and a balloon payment of $43,500 payable together with the last installment.

9. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. On December 22, 2016, Rena Maritime Corporation, Finch Shipping Co. and Joyner Carriers S.A. entered into a new loan agreement with a bank in order to fully refinance the then outstanding loan of $37,500 and finance the working capital needs of the Finch Shipping Co. and Joyner Carriers S.A. As of June 30, 2018, the outstanding balance of $22,880 is repayable in 14 equal quarterly installments of $800, from September 2018 to December 2021 and a balloon payment of $11,680 payable together with the last installment.

10. On August 1, 2017, Nerida Shipping Co., entered into a loan agreement with a bank for an amount of up to $17,625 for the purpose of financing general corporate purposes relating to Maersk Kowloon (Note 6). On August 3, 2017 the Company drew the amount of $17,625. As of June 30, 2018, the outstanding balance of $16,275 is repayable in 17 equal quarterly installments of $450, from August 2018 to July 2022 and a balloon payment of $8,625 payable together with the last installment.

11. On March 7, 2018, the Company entered into a loan agreement with a bank for an amount of $233,000 in order to refinance the Credit Facility discussed in Note 10.A above. The facility has been drawn down in two tranches on March 23, 2018. The Company prepaid on May 29, 2018 the amount of $4,477 due to the sale of the container vessel Itea. As at June 30, 2018, the outstanding balance of $213,677 is repayable in 12 variable quarterly installments, from September 2018 to June 2021 and a balloon payment of $86,353 payable together with the last installment.

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses (“VMC”) in the range of 80% to 130% and restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual repayments under the Term loans after June 30, 2018, are in the aggregate as follows:

Year ending December 31,	Amount
2018	$77,997
2019	121,030
2020	313,171
2021	199,894
2022	9,975
Total	$722,067

The interest rate of Costamare’s long-term debt as at December 31, 2017 and June 30, 2018, was in the range of 2.30%-5.98% and 3.66%-5.94%, respectively. The weighted average interest rate of Costamare’s long-term debt as at December 31, 2017 and June 30, 2018, was 4.9% and 4.7%, respectively.

17

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Total interest expense incurred on long-term debt (including the effect of the hedging interest rate swaps discussed in Notes 16 and 18) for the six-month period ended June 30, 2017 and 2018, amounted to $23,606 and $16,544, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2018, $101 was capitalized and is included in (a) Advances for vessel acquisitions ($96) and (b) the statement of comprehensive income ($5), representing net settlements on interest rate swaps qualifying for cash flow hedge, in the consolidated balance sheet as of June 30, 2018.

C. Financing Costs

The amounts of financing costs included in the loan balances and capital lease obligations (Note 11) are as follows:

Financing costs
Balance, January 1, 2018	$6,797
Additions	2,063
Amortization and write-off	(1,296)
Balance, June 30, 2018	$7,564
Less: Current portion of financing costs	(2,624)
Financing costs, non-current portion	$4,940

Financing costs represent legal fees and fees paid to the lenders for the conclusion of the Company’s financing. The amortization and write-off of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).

11. Capital Leased Assets and Capital Lease Obligations:

Between January and April 2014, the Company took delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi. Upon the delivery of each vessel, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to these vessels by entering into a ten-year sale and leaseback transaction for each vessel. The shipbuilding contracts were novated to the financial institution for an amount of $85,572 each.

On July 6, 2016 and July 15, 2016, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to the MSC Athos and the MSC Athens, by entering into a seven-year sale and leaseback transaction for each vessel.

On June 19, 2017, the Company entered into two seven-year sale and leaseback transactions with a financial institution for the Leonidio and Kyparissia (Note 6).

The sale and leaseback transactions were classified as capital leases. As the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was classified as prepaid lease rentals or as unearned revenue.

The total value of the vessels, at the inception of the capital lease transactions, was $452,564, in the aggregate. The depreciation charged during the six-month period ended June 30, 2017 and 2018, amounted to $6,269 and $6,825, respectively and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2017 and June 30, 2018, accumulated depreciation amounted to $36,899 and $43,724, respectively, and is included in Capital leased assets, in the accompanying consolidated balance sheets. As of December 31, 2017 and June 30, 2018, the net book value of the vessels amounted to $415,665 and $408,840, respectively, and is separately reflected as Capital leased assets, in the accompanying consolidated balance sheets.

18

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The balance of prepaid lease rentals, as of December 31, 2017 and June 30, 2018, is as follows:

	December 31, 2017	June 30, 2018
Prepaid lease rentals	$60,422	$51,670
Less: Amortization of prepaid lease rentals	(8,752)	(4,339)
Prepaid lease rentals	$51,670	$47,331
Less: current portion	(8,752)	(8,752)
Non-current portion	$42,918	$38,579

The capital lease obligations amounting to $359,749 as at June 30, 2018 are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expenses incurred on capital leases for the six-month period ended June 30, 2017 and 2018 amounted to $10,538 and $11,311, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income. Finance lease obligations of MSC Athos and MSC Athens bear interest at LIBOR plus a spread, which is not included in the annual lease payments table below.

The annual lease payments under the capital leases after June 30, 2018, are in the aggregate as follows:

Year ending December 31,	Amount
2018	$24,989
2019	49,798
2020	49,895
2021	49,798
2022	49,798
2023 and thereafter	203,541
Total	$427,819
Less: Amount of interest (MSC Azov, MSC Ajaccio, MSC Amalfi, Leonidio and Kyparissia)	(68,070)
Total lease payments	$359,749
Less: Financing costs, net	(3,770)
Total lease payments, net	$355,979

The total capital lease obligations, net of related financing costs, are presented in the accompanying December 31, 2017 and June 30, 2018, consolidated balance sheet as follows:

	December 31, 2017	June 30, 2018
Capital lease obligation – current	$33,753	$34,419
Less: current portion of financing costs	(879)	(850)
Capital lease obligation – non-current	342,658	325,330
Less: non-current portion of financing costs	(3,326)	(2,920)
Total	$372,206	$355,979

12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2017 and June 30, 2018, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

19

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As at December 31, 2017, the net accrued charter revenue, totaling to ($16,435), comprised of $185 separately reflected in Current assets and ($16,620) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2017 consolidated balance sheet. As at June 30, 2018, the net accrued charter revenue, totaling to ($12,868) (discussed in (b) below) is included in Unearned revenue in current and non-current liabilities in the accompanying consolidated balance sheet as of June 30, 2018. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2018	$(4,861)
2019	(6,821)
2020	(1,186)
Total	$(12,868)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2017 and June 30, 2018, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate and (c) any deferred gain from the sale and leaseback transactions, net of amortization of ($323) and ($298), respectively, which is included in Amortization of prepaid lease rentals, net in the accompanying statements of income.

	December 31, 2017	June 30, 2018
Hires collected in advance	$5,589	$4,676
Deferred gain, net	4,158	3,860
Charter revenue resulting from varying charter rates	16,620	12,868
Total	$26,367	$21,404
Less current portion	(15,310)	(13,687)
Non-current portion	$11,057	$7,717

13. Commitments and Contingencies:

(a) Time charters: As at June 30, 2018, the Company has entered into time charter arrangements for all of its vessels in operation, with international liner operators. These arrangements as at June 30, 2018, have remaining terms of up to 78 months. After June 30, 2018, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2018	$156,126
2019	235,985
2020	168,986
2021	127,771
2022	95,039
2023 and thereafter	73,946
Total	$857,853

(b) Capital Commitments: Capital commitments of the Company as at June 30, 2018, were approximately $0.4 billion, consisting by (i) the remaining construction cost of five newbuild vessels (Note 6) payable in installments until their delivery from the shipyard and (ii) the remaining acquisition cost of two second hand vessels (Note 6) payable upon their delivery.

20

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Debt guarantees with respect to entities formed under the Framework Deed: Costamare agreed to guarantee 100% of the debt of Ainsley Maritime Co., Ambrose Maritime Co., Kemp Maritime Co., Hyde Maritime Co. and Skerrett Maritime Co., which were formed under the Framework Deed and own Cape Kortia, Cape Sounio, Cape Akritas, Cape Tainaro and Cape Artemisio, respectively. As at June 30, 2018, Costamare has guaranteed $79,750 of debt relating to Kemp Maritime Co. and Hyde Maritime Co. (Note 9), $80,075 of the debt relating to Ainsley Maritime Co. and Ambrose Maritime Co. (Note 9) and $41,100 of the debt relating to Skerrett Maritime Co. (Note 9). As security for providing the guarantee, in the event that Costamare is required to pay under any guarantee, Costamare is entitled to acquire all of the shares in the entities for whose benefit the guarantee has been issued that it does not already own for nominal consideration.

(d) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.

The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

14. Common Stock and Additional Paid-In Capital:

(a) Common Stock: On December 5, 2016, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect, 12,000,000 shares at par value $0.0001 were issued at a public offering price of $6.00 per share. The net proceeds of the follow-on offering were $69,037.

During the year ended December 31, 2016, the Company issued 598,400 shares, in aggregate, at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). During the year ended December 31, 2017, the Company issued 598,400 shares in aggregate at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). During the six-month period ended June 30, 2018, the Company issued 299,200 shares in aggregate at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 3). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the six-month period ended June 30, 2018.

On July 6, 2016, the Company implemented the Plan. The Plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in Company common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2016, the Company issued 2,428,081 shares in aggregate at par value of $0.0001 to its common stockholders, at an average price of $8.043837 per share. During the year ended December 31, 2017, the Company issued 3,682,704 shares at par value of $0.0001 to its common stockholders, at an average price of $6.194 per share. During the six-month period ended June 30, 2018, the Company issued 1,874,165 shares at par value of $0.0001 to its common stockholders, at an average price of $6.5839 per share.

On May 31, 2017, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 13,500,000 shares at par value $0.0001 were issued at a public offering price of $7.10 per share, increasing the issued share capital to 105,840,848 shares. The net proceeds of the follow-on offering were $91,675.

As at June 30, 2018, the aggregate issued share capital was 110,379,350 common shares.

(b) Preferred Stock: On January 30, 2018, the Company completed a public offering of 4,600,000 shares of its Series E Preferred Stock, par value $0.0001, at a public offering price of $25.00 per share. The net proceeds of the follow-on offering were $111,224.

21

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015, December 2016 and May 2017 and the net proceeds received from the issuance of such shares, (iii) the difference between the par value and the fair value of the shares issued to Costamare Shipping and Costamare Services (Note 3) and (iv) the difference between the par value of the shares issued under the Plan.

(d) Dividends declared and / or paid: During the six-month period ended June 30, 2017, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $3,619 in cash and issued 1,014,550 shares pursuant to the Plan for the fourth quarter of 2016 and (ii) $3,610 in cash and issued 751,817 shares pursuant to the Plan for the first quarter of 2017. During the six-month period ended June 30, 2018, the Company declared and paid to its common stockholders $0.10 per common share and, after accounting for shareholders participating in the Plan, the Company paid (i) $4,583 in cash and issued 988,841 shares pursuant to the Plan for the fourth quarter of 2017 and (ii) $4,833 in cash and issued 885,324 shares pursuant to the Plan for the first quarter of 2018.

During the six-month period ended June 30, 2017, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2016 to January 14, 2017 and $953 or $0.476563 per share for the period from January 15, 2017 to April 14, 2017. During the six-month period ended June 30, 2018, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2017 to January 14, 2018 and $953 or $0.476563 per share for the period from January 15, 2018 to April 14, 2018.

During the six-month period ended June 30, 2017, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2016 to January 14, 2017 and $2,125 or $0.531250 per share for the period from January 15, 2017 to April 14, 2017. During the six-month period ended June 30, 2018, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2017 to January 14, 2018 and $2,125 or $0.531250 per share for the period from January 15, 2018 to April 14, 2018.

During the six-month period ended June 30, 2017, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2016 to January 14, 2017 and $2,188 or $0.546875 per share for the period from January 15, 2017 to April 14, 2017. During the six-month period ended June 30, 2018, the Company declared and paid to its holders of Series D Preferred Stock $2,188 or $0.546875 per share for the period from October 15, 2017 to January 14, 2018 and $2,188 or $0.546875 per share for the period from January 15, 2018 to April 14, 2018.

During the six-month period ended June 30, 2018, the Company declared and paid to its holders of Series E Preferred Stock $2,126 or $0.462240 per share for the period from January 30, 2018 to April 14, 2018.

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during the six-month period ended June 30, 2017 and 2018, amounted to $10,473 and $14,782, respectively.

22

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	Six-month period ended June 30,
	2017	2018
	Basic EPS	Basic EPS
Net income	$46,063	$33,467
Less: paid and accrued earnings allocated to Preferred Stock	(10,473)	(14,782)
Net income available to common stockholders	35,590	18,685
Weighted average number of common shares, basic and diluted	93,851,789	109,340,800
Earnings per common share, basic and diluted	$0.38	$0.17

16. Interest and Finance Costs:

 The interest and finance costs in the accompanying consolidated statements of income are as follows:

	Six-month period ended June 30,
	2017	2018
Interest expense	$27,685	$26,956
Interest capitalized	-	(101)
Swap effect	6,459	1,000
Amortization and write-off of financing costs	1,068	1,296
Bank charges and other financing costs	126	227
Total	$35,338	$29,378

17. Taxes:

Under the laws of the countries of incorporation for the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

The vessel-owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation the relevant vessel-owning companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended.

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize its exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to manage its floating rate exposure.

These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company’s earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income” and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

23

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

At December 31, 2017 and June 30, 2018, the Company had interest rate swap agreements with an outstanding notional amount of $656,096 and $328,440, respectively. The fair value of these interest rate swaps outstanding at December 31, 2017 and June 30, 2018 amounted to a net asset of $2,031 and $9,585, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between April 2020 and May 2023.

During the six-month period ended June 30, 2018, the Company terminated three interest rate derivative instruments and paid the counterparties breakage costs of $1,234 in aggregate and is separately reflected in Swap breakage costs in the accompanying consolidated statement of income for the six-month period ended June 30, 2018.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swaps amounts to $2,921.

(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2017 and June 30, 2018, the Company had interest rate swap agreements with an outstanding notional amount of $89,752 and $84,705, respectively, for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2017 and June 30, 2018 was a liability of $980 and a net asset of $128, respectively, and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between August 2018 and August 2020.

(c) Foreign currency agreements: As of June 30, 2018, the Company was engaged in three Euro/U.S. dollar forward agreements totaling $6,000 at an average forward rate of Euro/U.S. dollar 1.206 expiring in monthly intervals up to September 2018.

As of December 31, 2017, the Company was engaged in two Euro/U.S. dollar forward agreements totaling $4,000 at an average forward rate of Euro/U.S. dollar 1.1682 expiring in monthly intervals up to February 2018.

The total change of forward contracts fair value for the six-month period ended June 30, 2018, was a loss of $294 (gain of $501 for the six-month period ended June 30, 2017) and is included in Loss on derivative instruments, net in the accompanying consolidated statements of income.

The Effect of Derivative Instruments for the six-month period ended June 30, 2017 and 2018
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		Location of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2017	2018		2017	2018
Interest rate swaps	$(1,364)	$6,646	Loss on derivative instruments, net	$-	$-
Reclassification to Interest and finance costs	6,459	1,000		-	-
Total	$5,095	$7,646		$-	$-

24

COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2017	2018
Non hedging interest rate swaps	Loss on derivative instruments, net	$(897)	$41
Forward contracts	Loss on derivative instruments, net	501	(294)
Total		$(396)	$(253)

The realized loss on non-hedging interest rate swaps included in “Loss on derivative instruments, net” amounted to $1,625 and $314 for the six-month period ended June 30, 2017 and 2018, respectively.

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), equity method investments, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with financial institutions of high credit ratings. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, equity method investments and equity and debt securities by performing ongoing credit evaluations of its customers’ and investees’ financial condition, receives charter hire in advance and generally does not require collateral for its accounts receivable.

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2017 and June 30, 2018, the fair value of these interest rate swaps in aggregate amounted to a net asset of $1,051 and $9,712, respectively.

The fair value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2017 and June 30, 2018, amounted to an asset of $112 and a liability of $182, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	$112	$-	$112	$-
Interest rate swaps-asset position	5,754	-	5,754	-
Interest rate swaps-liability position	(4,703)	-	(4,703)	-
Total	$1,163	$-	$1,163	$-

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COSTAMARE INC.

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2017 and 2018

(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	June 30, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps-asset position	$9,712	$-	$9,712	$-
Forward contracts -liability position	(182)	-	(182)	-
Total	$9,530	$-	$9,530	$-

20. Comprehensive Income:

During the six-month period ended June 30, 2017, Other comprehensive income increased with net gains of $5,126 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $1,364), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $6,459) and (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($31).

During the six-month period ended June 30, 2018, Other comprehensive income increased with net gains of $7,672 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $6,646), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $1,000), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge ($5) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($31).

As at June 30, 2017 and 2018, Comprehensive income amounted to $51,189 and $41,139, respectively. The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the net settlements on interest rate swaps amounts to $2,921.

21. Subsequent Events:

(a)	Declaration and Payment of Dividends (common stock): On July 2, 2018, the Company declared a dividend for the quarter ended June 30, 2018, of $0.10 per share on its common stock, which is payable on August 8, 2018, to stockholders of record as of July 23, 2018.

(b)	Declaration and Payment of Dividends (preferred stock Series B, Series C, Series D and Series E): On July 2, 2018, the Company declared a dividend of $0.476563 per share on its Series B Preferred Stock, a dividend of $0.531250 per share on its Series C Preferred Stock, a dividend of $0.546875 per share on its Series D Preferred Stock and a dividend of $0.554688 per share on its Series E Preferred Stock which were all paid on July 16, 2018 to holders of record as of July 13, 2018.

(c)	New acquisitions: On July 12, 2018 and July 30, 2018 the Company accepted delivery of 2013-built, 4,957 TEU containerships, Megalopolis and Marathopolis, respectively (Note 6).

(d)	New Loan Agreement: On July 17, 2018, Tatum Shipping Co. and Singleton Shipping Co., wholly owned subsidiaries of the Company, entered into a loan agreement with a bank for an amount of up to $48,000 to partly finance the acquisition cost of the vessels Megalopolis and Marathopolis (Notes 6 and 21 (c)).

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